SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 7)

PEROT SYSTEMS CORPORATION
(Name of Subject Company)

PEROT SYSTEMS CORPORATION
(Name of Person Filing Statement)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
714265105
(CUSIP Number of Class of Securities)
THOMAS D. WILLIAMS
VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
PEROT SYSTEMS CORPORATION
2300 West Plano Parkway
Plano, Texas 75075
(972) 577-0000
(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications on Behalf of the Person(s) Filing Statement)
With copies to:

JOHN W. MARTIN	J. DAVID KIRKLAND, JR.
SOREN LINDSTROM	BAKER BOTTS L.L.P.
BAKER BOTTS L.L.P.	910 Louisiana Street, Suite 3200
2001 Ross Avenue, Suite 600	Houston, Texas 77002
Dallas, Texas 75201	(713) 229-1234
(214) 953-6500
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 7 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes thereto, the “Schedule 14D-9”), originally filed with the Securities and Exchange Commission (the “SEC”) on October 2, 2009, by Perot Systems Corporation, a Delaware corporation (“Perot Systems”), as amended by Amendment No. 1 filed with the SEC on October 8, 2009, Amendment No. 2 filed with the SEC on October 9, 2009, Amendment No. 3 filed with the SEC on October 13, 2009, Amendment No. 4 filed with the SEC on October 19, 2009, Amendment No. 5 filed with the SEC on October 26, 2009 and Amendment No. 6 filed with the SEC on October 30, 2009. The Schedule 14D-9 relates to the offer by DII — Holdings Inc. (“Purchaser”), a Delaware corporation and an indirect, wholly-owned subsidiary of Dell Inc., a Delaware corporation (“Dell”), to purchase all of the issued and outstanding shares of Class A Common Stock, par value $0.01 per share (each, a “Share”), for $30.00 per Share, in cash to the seller without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 2, 2009, and in the related Letter of Transmittal, copies of which were filed with the Schedule 14D-9 as Exhibits (a)(2) and (a)(3), respectively. Capitalized terms used and not otherwise defined in this Amendment have the meanings assigned to such terms in the Schedule 14D-9.
     Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
     Item 3 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text after the first paragraph under the caption “Agreements, Arrangements or Understandings between Perot Systems or its Affiliates and Perot Systems or its Executive Officers and Directors — Equity and Equity-Based Awards Granted under Perot Systems’ Equity Plans and Change in Control Agreements — 2006 Non-Employee Director Equity Compensation Plan”:
     “Perot Systems executed the Amended and Restated Perot Systems Corporation 2006 Non-Employee Director Equity Compensation Plan (the “Amended Director Equity Plan”) on November 2, 2009, which contains the provisions approved by the Board and described in the preceding paragraph. The Amended Director Equity Plan is filed as Exhibit (e)(46) hereto and is incorporated herein by reference.”
     Item 3 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text after the first paragraph under the caption “Agreements, Arrangements or Understandings between Perot Systems or its Affiliates and Perot Systems or its Executive Officers and Directors — Equity and Equity-Based Awards Granted under Perot Systems’ Equity Plans and Change in Control Agreements — 1996 Non-Employee Director Stock Option/Restricted Stock Plan”:
     “Perot Systems executed the plan amendment to the Director Stock Plan on November 2, 2009, to be effective as of September 20, 2009, which contains the provisions approved by the Board and described in the preceding paragraph. Such plan amendment is filed as Exhibit (e)(47) hereto and is incorporated herein by reference.”
     Item 3 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text after the first paragraph under the caption “Agreements, Arrangements or Understandings between Perot Systems or its Affiliates and Perot Systems or its Executive Officers and Directors — Equity and Equity-Based Awards Granted under Perot Systems’ Equity Plans and Change in Control Agreements — 1991 Stock Option Plan”:
     “Perot Systems executed the plan amendment to the 1991 Plan on November 2, 2009, to be effective as of September 20, 2009, which contains the provisions approved by the Board and described in the preceding paragraph. Such plan amendment is filed as Exhibit (e)(48) hereto and is incorporated herein by reference.”
     Item 3 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text after the first paragraph under the caption “Agreements, Arrangements or Understandings between Perot Systems or its Affiliates and Perot Systems or its Executive Officers and Directors — Equity and Equity-Based Awards Granted under Perot Systems’ Equity Plans and Change in Control Agreements — Restricted Stock Plan”:
     “Perot Systems executed the plan amendment to the Stock Plan on November 2, 2009, to be effective as of September 20, 2009, which contains the provisions approved by the Board and described in the preceding paragraph. Such plan amendment is filed as Exhibit (e)(49) hereto and is incorporated herein by reference.”

Item 8. Additional Information.
     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:
“Expiration of the Offer
     The Offer expired at 12:00 midnight, New York City time, on Monday, November 2, 2009. Based upon information provided to Dell by BNY Mellon Shareowner Services, the depositary for the Offer, approximately 108,774,629 Shares were validly tendered and not properly withdrawn prior to the expiration of the Offer, representing approximately 87.7% of the Shares outstanding as of November 2, 2009. The depositary also informed Dell that it received commitments to tender 3,961,266 additional Shares under the guaranteed delivery procedures for the Offer. The number of Shares tendered pursuant to the Offer satisfies the Minimum Condition. All Shares validly tendered and not properly withdrawn (including Shares tendered to the depositary pursuant to the Offer’s guaranteed delivery procedure) have been accepted for payment and will be promptly paid for in accordance with the terms and conditions of the Offer and applicable law.
     Dell completed the acquisition of Perot Systems on November 3, 2009 through the merger of Purchaser with and into Perot Systems in accordance with applicable provisions of Delaware law that authorize the completion of the Merger as a “short form” merger without a vote or meeting of the stockholders of Perot Systems. In order to complete the Merger as a “short form” merger under Delaware law, on November 3, 2009, Purchaser exercised its Top-Up Option pursuant to the Merger Agreement, which permits Purchaser to purchase additional Shares directly from Perot Systems at a price per Share equal to the Offer Price. As a result of the Merger, each Share not purchased in the Offer (other than Shares held in the treasury of or reserved for issuance by Perot Systems and Shares held by Dell or Purchaser or direct or indirect subsidiaries of Dell or Perot Systems, all of which were cancelled and extinguished, and Shares held by stockholders who validly exercise appraisal rights under Delaware law) was converted into the right to receive the Offer Price without interest thereon and less any applicable withholding or stock transfer taxes.
     On November 3, 2009, Dell issued a press release announcing the results of the Offer and the exercise of the Top-Up Option, a copy of which is filed as Exhibit (a)(15) to this Statement and is incorporated herein by reference.”
Item 9. Material to be Filed as Exhibits.
     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

“(a)(15)	Press Release issued by Dell Inc. on November 3, 2009.

(e)(46)	Amended and Restated Perot Systems Corporation 2006 Non-Employee Director Equity Compensation Plan, dated November 2, 2009.

(e)(47)	Plan Amendment to the Perot Systems Corporation 1996 Non-Employee Director Stock Option/Restricted Stock Incentive Plan, effective as of September 20, 2009.

(e)(48)	Plan Amendment to the Perot Systems Corporation 1991 Stock Option Plan, effective as of September 20, 2009.

(e)(49)	Plan Amendment to the Perot Systems Corporation Restricted Stock Plan, effective as of September 20, 2009.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

PEROT SYSTEMS CORPORATION
Date: November 3, 2009	By:	/s/ John E. Harper
		Name:	John E. Harper
		Title:	Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Description

(a)(15)	Press Release issued by Dell Inc. on November 3, 2009.

(e)(46)	Amended and Restated Perot Systems Corporation 2006 Non-Employee Director Equity Compensation Plan, dated November 2, 2009.

(e)(47)	Plan Amendment to the Perot Systems Corporation 1996 Non-Employee Director Stock Option/Restricted Stock Incentive Plan, effective as of September 20, 2009.

(e)(48)	Plan Amendment to the Perot Systems Corporation 1991 Stock Option Plan, effective as of September 20, 2009.

(e)(49)	Plan Amendment to the Perot Systems Corporation Restricted Stock Plan, effective as of September 20, 2009.